

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2021

Alice Newcombe-Ellis
Chief Executive Officer and Director
Ahren Acquisition Corp.
850 Library Avenue, Suite 204
Newark, DE 19711

> **Re: Ahren Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed November 24, 2021**
> **File No. 333-261334**

Dear Ms. Newcombe-Ellis:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1, Filed November 24, 2021

Cover Page

1. We note the revised disclosure that certain qualified institutional buyers or institutional accredited investors have expressed an interest in purchasing an aggregate of up to approximately $89 million of units in this offering at the offering price. Please disclose the number of anchor investors and clarify whether there is a cap to the amount that each investor may purchase.

Report of Independent Registered Public Accounting Firm, page F-2

2. Please obtain and file an audit report that specifies dates consistent with the information presented within the financial statements and related notes.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   You may contact Sondra Snyder, Staff Accountant, at 202-551-3332 or Gus Rodriguez, Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown, Law Clerk, at 202-551-3905 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.

         Sincerely,

         Division of Corporation Finance
         Office of Energy & Transportation

cc: Russell Deutsch